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·VF 6-3-05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH. D.C.
213
SECTION

SEC FILE NUMBER
8-30714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/01/04_____ AND ENDING _____03/31/05_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TWENTY- FIRST SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Krasnoff   (212) 418-6014
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                      (Name - if individual, state last, first, middle name)

Two World Financial Center   New York   New York   10281-1414
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02

AFFIRMATION

We, Robert N. Gordon and Jonathan Krasnoff, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Twenty-First Securities Corporation for the year ended March 31, 2005, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____   5/25/05
Signature   Date

Robert N. Gordon
President

_____   5/25/05
Signature   Date

Jonathan Krasnoff
Controller

Subscribed and sworn to before
me on this 25th day of May, 2005

_____
Notary Public

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Twenty-First Securities Corporation:

We have audited the accompanying statement of financial condition of Twenty-First Securities Corporation (the "Company") as of March 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Twenty-First Securities Corporation at March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 25, 2005

TWENTY-FIRST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2005

ASSETS

Cash	$	245,522
Securities purchased under agreement to resell		7,945,314
Securities owned		859,546
Receivables from affiliates		830,353
Dividends receivable		503,093
Receivables from broker-dealers		178,840
Other receivables		99,865
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $463,215)		16,582
Other assets		261,619
Total assets	$	10,940,734

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Securities sold, not yet purchased	$	7,589,062
Commissions and bonuses payable		779,966
Accounts payable and accrued liabilities		412,490
Interest payable		338,121
Total liabilities		9,119,639
STOCKHOLDERS' EQUITY:		
Common stock, no par value, at stated value, 500 shares voting and 500 shares nonvoting authorized, 497 shares voting and 3 shares nonvoting issued and outstanding		49,800
Additional paid-in capital		2,414,893
Retained earnings		(643,598)
Total stockholders' equity		1,821,095
Total liabilities and stockholders' equity	$	10,940,734

See notes to statement of financial condition.

TWENTY-FIRST SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2005

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Operations—Twenty-First Securities Corporation (the "Company") is a broker-dealer that provides investment strategies and execution services for its corporate, institutional and high net-worth clients. The Company is a registered broker-dealer with the Securities Exchange Commission and a registered introducing broker and commodity trading advisor with the Commodity Futures Trading Commission. The Company clears its securities transactions on a fully disclosed basis through other broker-dealers (the "Clearing Brokers"). Substantially all of the common stock of the Company is owned by Twenty-First Holdings, Inc. (the "Parent"), which is wholly-owned by the president of the Company.

    Use of Estimates—The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

    Proprietary Securities Transactions—Securities owned and securities sold, not yet purchased are recorded on a trade date basis and at fair value. The fair value of trading positions is generally based on quoted market prices. If quoted market prices are not available or if liquidating the positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price quotations for similar instruments traded in different markets or management's estimates of amounts to be realized on settlement.

    Collateralized Financing Transactions—Securities purchased under agreement to resell are treated as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. The Company monitors the value of the underlying security position relative to the related receivable.

    Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value.

    Dividends Receivable— Dividends receivable relates to dividends earned on equity positions held over the ex-dividend date. These amounts were collected through the Clearing Brokers in April 2005.

    Furniture, Equipment And Leasehold Improvements—Furniture and equipment are depreciated using the double declining-balance method. Computer software is depreciated on the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized on the straight-line method over the life of the lease.

New Accounting Pronouncement—In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability. Many of those instruments were previously classified as equity. SFAS 150 is effective for the Company's statement of financial condition in the current fiscal year. Accordingly, the Company has reclassified two of the three nonvoting shares of common stock outstanding as liabilities since these shares are mandatorily redeemable.

2. **SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED**

At March 31, 2005, securities owned consisted of money market investments. Securities sold, not yet purchased were comprised of U.S. government obligations.

3. **SECURITIES PURCHASED UNDER AGREEMENT TO RESELL**

At March 31, 2005, the Company was party to a reverse repurchase transaction. Under this transaction, the Company received collateral of U.S. government securities with a fair value of $7,589,062 at March 31, 2005. These securities were utilized to effectuate its short positions.

4. **INCOME TAXES**

The Company utilizes the asset and liability method (pursuant to Statement of Financial Accounting Standards No. 109) for accounting for income taxes. The Company is included in the Parent's consolidated federal and combined New York State and local income tax returns.

5. **COMMITMENTS**

Operating Leases—The Company's current lease for its office space in New York City expires in November 2010. At March 31, 2005, future minimum payments for this lease were as follows:

Fiscal year ending March 31:

2006	$ 595,333
2007	608,000
2008	608,000
2009	608,000
2010	608,000
Thereafter	390,134
Total	$3,417,467

In addition to the minimum lease payments set forth above, the lease contains a provision for escalations based upon certain costs incurred by the lessor.

6. **TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES**

The Company has various affiliates to which it provides operational and administrative services at no charge. In the normal course of business, the Company advances funds to its affiliates on a non-interest bearing basis. Receivables from affiliates are comprised of a receivable from Parent of $802,189 and a receivable from another subsidiary of Parent of $28,164.

Included in other receivables is a note from a senior executive of the Company totaling $98,162 which includes accrued interest.

7. **CONCENTRATIONS OF CREDIT RISK**

Pursuant to its clearing contracts with its Clearing Brokers, the Company is liable for bad debts of any clients introduced by the Company to its Clearing Brokers. As of March 31, 2005, there were no material bad debts from clients introduced by the Company to its Clearing Brokers.

8. **NET CAPITAL REQUIREMENTS**

The Company as a registered broker-dealer is subject to the minimum net capital requirements of Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the Company maintains minimum net capital equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness. The Company is also subject to the net capital rules under the Commodity Exchange Act. These rules require that the Company maintains minimum net capital equivalent to the greater of $30,000 or the capital required under the Rule. At March 31, 2005, the Company's net capital and excess net capital were $431,694 and $331,694, respectively, and the Company's aggregate indebtedness to net capital ratio was 2.76 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 25, 2005

Twenty-First Securities Corporation
780 Third Avenue
New York, New York 10017

In planning and performing our audit of the financial statements of Twenty-First Securities Corporation (the "Company") for the year ended March 31, 2005 (on which we issued our report dated May 25, 2005), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and

Member of
Deloitte Touche Tohmatsu

Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP